January 14, 2005

David R. Wilson
dwilson@hewm.com
206-389-4264

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Mail Stop: 3-8

Re: Costco Wholesale Corporation

Dear Mr. Owings:

We are writing on behalf of our client, Costco Wholesale Corporation ("Costco"), to discuss steps to be undertaken in connection with a proposed rescission offer to participants in its 401(k) Retirement Plan (the "Plan"). We are hopeful that you will concur with the procedures for the conduct of the rescission offer that are outlined in this letter, but if you have concerns, we would like to discuss them with you or your staff prior to the Company's filing a registration statement with respect to the rescission offer.

Background

Costco maintains a 401(k) Retirement Plan for its employees. One of the investment options under the Plan is an investment in common stock of Costco, which shares are purchased in the open market by the plan trustee, T. Rowe Price ("TRP"). Costco had registered shares to be sold pursuant to this investment (and the related plan interests) on a Form S-8 (Registration No. 33-21093). During 2004, Costco discovered that the number of shares of Costco common stock purchased in Plan accounts might under certain interpretations of the law have exceeded the number of shares registered.

On November 16, 2004, Costco filed a registration statement on Form S-8 (333-120523) to register shares to be purchased by participants in the Plan. Since the price of Costco's common stock generally rose throughout the twelve-month period ending on the date the new Form S-8 was filed (the "Rescission Period"), Costco believes its ultimate liability in the rescission offer will be immaterial to its financial condition or results of operation.

Heller Ehrman White & McAuliffe LLP   333 Bush Street   San Francisco, CA 94104-2878   www.hewm.com

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TRP estimates that over 40,000 participants in the Plan purchased Costco common stock in Plan accounts during the Rescission Period. Virtually all of these participants make their 401(k) contributions through bi-weekly payroll deductions, so that during the year each participant can make up to 26 distinct purchases through the Plan.

Costco intends to file a registration statement on Form S-3 to register the shares sold through the Plan during the Rescission Period and to make a rescission offer to the Plan participants who purchased shares of Costco common stock in their Plan accounts during the Rescission Period.

Procedures for Rescission Offer

Costco intends to apply the following procedures in conducting the rescission offer:

1.   Participants who hold shares purchased during the Rescission Period who elect rescission will be required to participate with respect to all Costco shares purchased during the Rescission period and still owned.

2.   Participants who sold shares during the Rescission Period and during the additional period prior to the termination of the rescission offer will be subject to a FIFO method (i.e., the first sale during the Rescission Period will be matched with the first purchase during the Period, and subsequent sales will be matched in order against purchases) to determine the sale price of the shares for computation of rescissory damages, if any.

3.   Any tender that is made pursuant to the rescission offer in which it is determined that the rescission proceeds (i.e., the aggregate cost of shares purchased during the Rescission Period) would be less than the then market value of all Costco common stock purchased during the Rescission Period will be rejected.

These procedures should be unobjectionable as they have been utilized in other registered rescission offers in similar circumstances. See, for example, UnionBancal Corporation, Registration No. 333-109981.

Proposed Additional Procedures

Virtually all registered rescission offers provide a period (generally thirty days) from the effective date of the registration statement during which offerees may tender their shares, after which the offer terminates. Under this approach, the value of the security for rescission purposes is not known until the offer terminates. Since rescission offers generally provide that any tender that results in rescission proceeds being less than the fair market value of the shares will be rejected, offerees might think it would be in their best interests to tender shares

HellerEhrman
ATTORNEYS

in the offer in order to obtain any possible recovery. Similarly, an offeree who sold affected shares should also file a claim for any losses incurred.

Costco believes that if the rescission offer is structured in the conventional manner – comparison of fair market value to rescission proceeds not determined until the conclusion of the offer -- it is highly likely to generate significant confusion and questions among the participants since they will not know how they would be affected by participation in the offer at the time they have to elect to participate because the market value of the shares will not be known. The majority of the plan participants are hourly workers who may not be especially sophisticated about finance and securities. The offering documents under the best of circumstances are necessarily voluminous and complex. Since the market value of Costco's common stock has generally increased (from $33.89 at November 17, 2003 to over $47 presently, Costco is concerned about the confusion that may be caused for its employees by an offer to repurchase shares at substantially below current market. With over 40,000 affected participants, Costco and TRP believe that considerable resources will be required to respond to inquiries from participants. The participants overwhelmingly are current employees, and Costco is concerned that its employees will not fully understand the motivation for the rescission offer and that there may be a negative effect on employee morale. Costco believes this is particularly true if the fair market value is not known at the time the offer is made. Another likely effect of this confusion is that some participants who would be eligible to recover funds pursuant to the offer will fail to participate. The Company is interested in maximizing the participation of those who are eligible for recoveries.

To simplify the rescission procedures, provide more certainty to participants, reduce the potential for confusion among participants and enhance recovery by participants, Costco proposes that the rescission offering be conducted as follows:

1. As of the effective date of the registration statement, Costco and the TRP will examine the transaction file of each affected participant and, based on the market value of Costco common stock on the effective date (rather than thirty days later), will determine the amount of rescissionary damages, if any, for each participant.

2. This calculation will be provided to each participant, along with a copy of the prospectus for the offer and a copy of the participant's transaction statement. Each participant will be given a thirty-day period to challenge the calculation of damages and provide evidence to Costco that the calculation is incorrect or to opt out of the Rescission Offer.

3. Costco will not directly repurchase shares from the participants' accounts, but rather will pay into the participants' accounts damages in an amount equal to the difference between the aggregate purchase price paid by a participant for purchases during the Rescission Period and the fair market value of those shares and, in the case of participants

who have sold at a loss, the amount of the loss incurred. These funds will then be re-invested in the Plan in accordance with each participant's current allocation instructions to the custodian. The Costco shares purchased during the Rescission Period and still held would remain in the accounts.

This procedure of settling claims without the actual sale of shares by participants of will enable the Plan to avoid the potential need to impose a blackout period on participant transactions, a blackout period that for administrative reasons would have to extend to all 401(k) participants, whether or not they are affect by the Rescission Offer. It will also avoid market risk associated with movements in the share price that would occur before TRP goes to the market to sell shares tendered by the participants. A settlement procedure that does not require sale of shares from the participants' accounts is most likely to effectuate the participants' investment intentions. Because many participants invest their contributions in funds other than Costco stock, a sale of shares tendered by the participants and reinvestment in accordance with pre-existing investment instructions will necessarily reduce the concentration of Costco shares in the participants' accounts. Although sophisticated participants could rebalance with post-settlement instructions to TRP, most participants likely will not avail themselves of this opportunity. Finally, a settlement procedure that does not require the sale of shares is more easily understood by participants – it would be seen as a simple decision to accept a cash payment, without having to consider whether they otherwise would like to sell all the Costco shares purchased during the Rescission Period.

Conclusion

Costco believes that the procedures outlined in this letter will produce a result that is beneficial to its Plan participants and upholds Costco's responsibilities under the securities laws. The procedures will result in less confusion to participants, will result in prompter payment where damages are due and will provide a mechanism for participants to protect their interests if they believe Costco has erred in its calculations. We hope that you will agree with Costco's views. In that event, Costco will proceed to file its registration statement with respect to the rescission offer promptly. We will contact you to follow up on this letter. In the meantime, if there are aspects of the proposal that require additional clarification or, in your view, modification, we would like to discuss these with you prior to filing. Please contact the undersigned at 206-389-4264 or John Sullivan, Assistant General Counsel at Costco Wholesale Corporation at 425-427-7577, to arrange a mutually convenient time for a discussion. If it would be helpful to the staff to have representatives of the trustee, T. Rowe Price, participate in the call, we can arrange that.

HellerEhrman
ATTORNEYS

      For the convenience of the staff, we have enclosed six copies of this letter. Thank you for your consideration of Costco's proposal.

                    Very truly yours,

                    /s/ David R. Wilson

                    David R. Wilson

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cc: John Sullivan

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